COMMENTS RECEIVED ON DECEMBER 17, 2007

FROM SALLY SAMUEL

VARIABLE INSURANCE PRODUCTS FUND IV (File Nos. 002-84130 and 811-03759)

Emerging Markets Portfolio

POST-EFFECTIVE AMENDMENT NO. 89

1. "Fee Table" (prospectuses)

C: The Staff would like us to confirm that the amount of "Acquired Fees" paid by the fund is less than one basis point.

R: Acquired fund fees and expenses are not estimated to exceed one basis point of the fund's average net assets. Therefore, we have not included a separate line item in the fee table.

2. "Buying and Selling Shares" (prospectuses)

"Excessive Trading Policy"

C: The Staff requests that we add disclosure relating to the agreement between insurance companies and funds with respect to the steps that will be taken to monitor frequent trading.

R: We believe the current disclosure satisfies Item 6(e)(4) and accordingly have not modified disclosure.

3. "Prior Performance of a Similar Fund" (prospectuses)

C: The Staff notes that per the Nicholas-Applegate (pub. avail. Aug. 6, 1996) no-action letter, the fund must show the related performance of all similar funds, not just one.

R: From time to time, FMR has managed, and may in the future manage, other funds and accounts that have investment objectives, policies and strategies that are substantially similar to VIP Emerging Markets. FMR does not intend, however, to disclose the performance of all substantially similar funds and accounts in these prospectuses. As noted in the disclosure, "VIP Emerging Markets has an investment objective and policies that are substantially identical in all material respects to Fidelity Advisor Emerging Markets Fund" (emphasis added). FMR chose to present the performance of Advisor Emerging Markets in the prospectuses of VIP Emerging Markets because Advisor Emerging Markets most closely resembles the new VIP fund. In Nicholas-Applegate Mutual Funds (pub. avail. Aug. 6, 1996), the Staff indicated that an adviser may exclude the performance of certain substantially similar funds and accounts so long as such exclusion would not cause the disclosed performance to be misleading. Accordingly, we respectfully decline to modify the disclosure.

4. "Investment Policies and Limitations" (SAIs)

"Futures, Options, and Swaps"

C: The Staff requests that we add disclosure concerning whether or not there is enough cash or liquid securities set aside to cover any settlement obligations.

R: Per General Instruction C.1.(c), we have not included disclosure regarding the legal and regulatory requirements to which the fund is subject, including any requirement to identify liquid assets to cover the value of these types of transactions. Accordingly, we have not modified our disclosure.

5. (Part C)

C: The Staff would like us to add the filing date, within the text descriptions, for all exhibits incorporated by reference.

R: We understand that exhibits incorporated by reference should be clearly identified and include the file number of any previously filed document. As we believe we have complied with these requirements for any exhibits incorporated by reference, we have not gone back to add references to filing date.

6. "Indemnification" (Part C)

"Article XI, Section 2 of the Declaration of Trust sets forth the reasonable and fair means for determining whether indemnification shall be provided to any past or present Trustee or officer. It states that the Trust shall indemnify any present or past trustee or officer to the fullest extent permitted by law against liability, and all expenses reasonably incurred by him or her in connection with any claim, action, suit or proceeding in which he or she is involved by virtue of his or her service as a trustee or officer and against any amount incurred in settlement thereof. Indemnification will not be provided to a person adjudged by a court or other adjudicatory body to be liable to the Trust or its shareholders by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of his or her duties (collectively, "disabling conduct"), or not to have acted in good faith in the reasonable belief that his or her action was in the best interest of the Trust. In the event of a settlement, no indemnification may be provided unless there has been a determination, as specified in the Declaration of Trust, that the officer or trustee did not engage in disabling conduct.

"Pursuant to Section 11 of the Distribution Agreement, the Trust agrees to indemnify and hold harmless the Distributor and each of its directors and officers and each person, if any, who controls the Distributor within the meaning of Section 15 of the 1933 Act against any loss, liability, claim, damages or expense (including the reasonable cost of investigating or defending any alleged loss, liability, claim, damages, or expense and reasonable counsel fees incurred in connection therewith) arising by reason of any person acquiring any shares, based upon the ground that the registration statement, Prospectus, Statement of Additional Information, shareholder reports or other information filed or made public by the Trust (as from time to time amended) included an untrue statement of a material fact or omitted to state a material fact required to be stated or necessary in order to make the statements not misleading under the 1933 Act, or any other statute or the common law. However, the Trust does not agree to indemnify the Distributor or hold it harmless to the extent that the statement or omission was made in reliance upon, and in conformity with, information furnished to the Trust by or on behalf of the Distributor. In no case is the indemnity of the Trust in favor of the Distributor or any person indemnified to be deemed to protect the Distributor or any person against any liability to the Issuer or its security holders to which the Distributor or such person would otherwise be subject by reason of willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of its reckless disregard of its obligations and duties under this Agreement.

"Pursuant to the agreement by which Fidelity Investments Institutional Operations Company, Inc. ("FIIOC") is appointed transfer agent, the Registrant agrees to indemnify and hold FIIOC harmless against any losses, claims, damages, liabilities or expenses (including reasonable counsel fees and expenses) resulting from:

"(1) any claim, demand, action or suit brought by any person other than the Registrant, including by a shareholder, which names FIIOC and/or the Registrant as a party and is not based on and does not result from FIIOC's willful misfeasance, bad faith or negligence or reckless disregard of duties, and arises out of or in connection with FIIOC's performance under the Transfer Agency Agreement; or

"(2) any claim, demand, action or suit (except to the extent contributed to by FIIOC's willful misfeasance, bad faith or negligence or reckless disregard of duties) which results from the negligence of the Registrant, or from FIIOC's acting upon any instruction(s) reasonably believed by it to have been executed or communicated by any person duly authorized by the Registrant, or as a result of FIIOC's acting in reliance upon advice reasonably believed by FIIOC to have been given by counsel for the Registrant, or as a result of FIIOC's acting in reliance upon any instrument or stock certificate reasonably believed by it to have been genuine and signed, countersigned or executed by the proper person."

C: The Staff notes that we have not included indemnification language. The Staff would like us to add the language pursuant to Rule 484 of the Securities and Exchange Act of 1933 or explain why it is not required.

R: We believe additional disclosure is not necessary. We are not seeking to accelerate the effective date of the registration statement pursuant to Rule 461, which is a condition precedent to the application of Rule 484. Rather, we filed the post-effective amendment to the trust's registration statement pursuant to Rule 485(a) on November 6, 2007 and designated January 20, 2008 as the date on which the amendment would become effective.

7. Tandy Representations (prospectuses and SAIs)

C: The Staff would like us to affirm the following three statements:

1) The fund is responsible for the adequacy and accuracy of the disclosure in the filings.

2) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing.

3) The fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the Federal Securities Laws.

R: We affirm the aforementioned statements.